Exhibit 99.1

ABILITY ANNOUNCES RECEIPT OF WARRANTS DELISTING NOTICE

Ordinary Shares Continue to Be Listed On the Nasdaq Capital Market

NEW YORK and TEL AVIV, ISRAEL, March 24, 2016 – Ability, Inc. (ABIL) (ABILW), a leading provider of innovative tactical communications intelligence solutions, has announced that it has received a letter from the Listing Qualifications Department of the NASDAQ Stock Market, on March 21, 2016, informing the Company that its warrants did not meet the minimum 400 Round Lot Holder requirement for initial listing on the NASDAQ Capital Market, as set forth in Listing Rule 5515(a)(a), and that the Staff has determined to initiate procedures to delist the Company’s warrants from the NASDAQ Capital Market.

The Company’s ordinary shares satisfied the requirements for initial listing on the NASDAQ Capital Market and will continue to be listed on the NASDAQ Capital Market.

Unless the Company requests an appeal of this determination, the Company’s warrants will be scheduled for delisting from the NASDAQ Capital Market and will be suspended at the opening of business on March 30, 2016 and a Form 25-NSE will be filed with the Securities and Exchange Commission, which will remove the Company’s warrants from listing and registration on the NASDAQ Stock Market.

If the Company does not appeal NASDAQ’s determination to the Hearings Panel, the Company’s warrants may be eligible to continue to be quoted on the OTC Bulletin Board or in the “Pink Sheets.”

About Ability, Inc.

Ability Inc. (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994 and is a leading provider of innovative tactical communications intelligence solutions used by government agencies, military forces, law enforcement and homeland security agencies worldwide, with an installed base in more than 50 countries. Ability offers a broad range of lawful interception, surveillance, decryption, cyber and geolocation solutions, with a strong focus on active and passive off-air interception and decryption of communications on GSM, CDMA, UMTS and LTE cellular systems as well as Iridium, Thuraya, and other satellite networks. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Forward Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

 ### #### ###

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

Or

Rob Fink

Tel: +646-415-8972

E-mail: rob@haydenir.com